UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2014

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

Santander

# BR GAAP - RESULTS

## 1Q14 BR GAAP – EARNINGS

CONTENTS

CONTENTS

MANAGERIAL ANALYSIS OF RESULTS – BR GAAP

KEY CONSOLIDATED DATA	03

MACROECONOMIC ENVIRONMENT	04

sTRATEGY	05

recent AND SUBSEQUENT EVENTS	06

CAPITAL OPTIMIZATION PLAN	07

EXECUTIVE SUMMARY	09

SANTANDER BRASIL RESULTS
MANAGERIAL INCOME STATEMENT	10
BALANCE SHEET	14
CARDS	22

OUr shares	23

Ratings	24

Risk Management	25

Sustainable Development and corporate governance	27

ADDITIONAL information - balance sheet and MANAGERIAL financial Statements	28

ACCOUNTING AND MANAGERIAL RESULTS RECONCILIATION	31

KEY CONSOLIDATED DATA

KEY CONSOLIDATED DATA

The results of the first quarter of 2014 already reflect the impacts of the Capital Optimization Plan announced to the market in September 2013 (for more details see page 7). This report also includes other managerial events, as described on pages 31 and 32 “Accounting and managerial results reconciliation”.

MANAGERIAL¹ ANALYSIS - BR GAAP	1Q14	1Q13	Var.	1Q14	4Q13	Var.
			1Q14x1Q13			1Q14x4Q13

RESULTS (R$ million)
Net interest income	7,000	7,658	-8.6%	7,000	7,211	-2.9%
Fee and commission income	2,633	2,586	1.8%	2,633	2,847	-7.5%
Allowance for loan losses	(2,346)	(3,371)	-30.4%	(2,346)	(2,449)	-4.2%
General Expenses²	(3,974)	(3,891)	2.1%	(3,974)	(4,313)	-7.9%
Managerial net profit³	1,428	1,519	-6.0%	1,428	1,409	1.3%
Accounting net profit	518	609	-14.9%	518	500	3.7%

BALANCE SHEET (R$ million)
Total assets	494,612	448,601	10.3%	494,612	485,866	1.8%
Securities	96,242	71,830	34.0%	96,242	78,146	23.2%
Loan portfolio	224,012	211,703	5.8%	224,012	227,482	-1.5%
Individuals	75,588	71,383	5.9%	75,588	75,522	0.1%
Consumer finance	37,421	36,208	3.3%	37,421	37,849	-1.1%
Small and Medium Enterprises	31,873	36,135	-11.8%	31,873	33,712	-5.5%
Corporate	79,130	67,978	16.4%	79,130	80,400	-1.6%
Expanded Credit Portfolio[4]	275,245	256,864	7.2%	275,245	279,828	-1.6%
Funding from Clients[5]	223,467	195,342	14.4%	223,467	222,067	0.6%
Equity[6]	48,709	51,133	-4.7%	48,709	53,446	-8.9%

PERFORMANCE INDICATORS (%)
Return on average equity excluding goodwill[6] - annualized	11.2%	12.0%	-0.8 p.p.	11.2%	10.5%	0.6 p.p.
Return on average asset excluding goodwill[6] - annualized	1.2%	1.4%	-0.2 p.p.	1.2%	1.2%	0.0 p.p.
Efficiency Ratio[7]	49.3%	44.3%	5.0 p.p.	49.3%	51.1%	-1.8 p.p.
Recurrence Ratio[8]	66.3%	66.5%	-0.2 p.p.	66.3%	66.0%	0.3 p.p.
BIS ratio[9]	18.3%	21.5%	-3.2 p.p.	18.3%	19.2%	-0.9 p.p.

PORTFOLIO QUALITY INDICATORS (%)
Delinquency (over 90 days)	3.8%	5.8%	-2.0 p.p.	3.8%	3.7%	0.1 p.p.
Delinquency (over 60 days)	4.8%	6.8%	-2.0 p.p.	4.8%	4.6%	0.2 p.p.
Coverage ratio (over 90 days)	176.7%	124.2%	52.4 p.p.	176.7%	179.4%	-2.8 p.p.

OTHER DATA
Assets under management - AUM (R$ million)[10]	149,420	141,404	5.7%	149,420	144,942	3.1%
Numbers of credit and debit cards (thousand)	54,716	48,991	11.7%	54,716	53,221	2.8%
Branches	2,255	2,405	(150)	2,255	2,313	(58)
PABs (mini branches)	1,220	1,341	(121)	1,220	1,253	(33)
ATMs[11]	16,479	17,766	(1,287)	16,479	16,958	(479)
Total Customers (thousand)	30,057	27,853	2,204	30,057	29,512	545
Total Current Accounts (thousand)[12]	22,016	21,074	942	22,016	21,808	208
Employees	48,651	53,484	(4,833)	48,651	49,621	(970)

1. Excludes 100% of the goodwill amortization expense, the tax hedge effect and others as mentioned on pages 31 and 32.
2. Administrative Expenses exclude 100% of the goodwill amortization expense and personnel expenses include profit sharing.

3. Managerial net profit corresponds to the accounting net profit + 100% of reversal of goodwill amortization expense ocurred in the period. The expense of goodwill amortization in 1Q14 was R$ 909 million, 1Q13 was R$ 909 million and in 4Q13 was R$ 909 million.

4. Includes other Credit Risk Transactions with clients ("Debenture", FIDC, CRI, Floating Rate Notes, Promissory Notes, Acquiring activities related assets and Guarantees).
5. Includes savings, demand deposits, time deposits, debenture, LCA, LCI and Treasury Notes (Letras Financeiras - LFT).
6. Excludes 100% of the goodwill that in 1Q14 was R$ 8,495 million, 1Q13 R$ 12,097 million and 4Q13 was R$ 9,374 million.
7. Efficiency Ratio: General Expenses / (Net Interest Income + Fee and Commission Income + Tax Expenses + Other Operating Income/Expense)
8. Recurrence: Fee and Commission Income / General expenses.
9. BIS Ratio as of Brazilian Central Bank.
10. According to Anbima (Associação Brasileira das Entidades dos Mercados Financeiro e de Capitais) criterion.
11. The reduction of ATMs is mainly due to the transfer of equipments to Tecban.
12. Managerial data from 1Q14 on. Information discontinued by the Brazilian Central Bank, according to the circular letter nº3,610.

MACROECONOMIC

MACROECONOMIC ENVIRONMENT

The 4Q13 GDP performance (latest figures released in February) grew by 1.9% over the same period in 2012. Thus, the 2013 GDP was 2.3%, higher than posted in 2012 of 1.0%. Investments ended the year up 6.3%, driven mainly by the depressed basis of comparison in 2012 and by the increase in domestic production of machinery and equipment. Household consumption expanded by 2.3% in 2013. On the supply side, the main highlight was agricultural GDP, which production rose by 7.0% in 2013, due to the good performance of harvest. Services continued the positive behavior and grew 2.0% in 2013, which was higher than the 1.9% observed in 2012. The industrial GDP grew 1.3% in 2013, with better performance compared to the 0.8% drop in 2012.

Consumer prices, measured by the IPCA index, increased by 6.15% in the 12 months through March, 2014, less than the 6.6% observed in March, 2013. Services continued to pressure inflation, driven by increasing labor costs, although this was partially offset by regulated prices. In this context, the Central Bank’s Monetary Policy Committee (Copom) maintained the tightening of the monetary policy, which started in April of 2013, and hiked the basic interest rate (Selic) to 11% p.a. at its April 2nd, 2014 meeting. This is already impacting bank lending rates. In February, the average non-earmarked rate for loans to individuals stood at 41.2% p.a. versus 35.1% p.a. in February 2013. Outstanding credit grew 14.7% YoY in the 12 months through February, reaching R$2.73 trillion, or 55.8% of GDP, still driven by mortgage lending, which grew by 32.7% YoY in the same period, well above the other credit lines.

The currency weakness has partially offset the still fragile global scenario. Exports increased by 1.1% in the 12 months through March/14, reaching US$ 240.9 billion, while imports rose 5.6%, reaching US$ 239.2 billion. Despite the strong growth of imports, the trade surplus posted US$1.6 billion in the same period.

The current account deficit amounted to US$ 82.5 billion in the 12 months ending in February, while foreign direct investments (FDI) totaled US$ 65.8 billion. The exchange rate ended March/14 at R$ 2.26/US$, due to higher volatility as a result of changes in the monetary policy in the United States of America. The Brazilian Central Bank took measures, through auctions of FX swap contracts, which were essential for restraining FX volatility.

Regarding fiscal accounts, sluggish activity coupled with tax breaks have weighed negatively on tax revenues, and the primary budget reached a surplus of 1.76% of GDP in the 12 months through February/14. In the same period, nominal deficit reached 3.3% of GDP. The net public sector debt closed February at 33.7% of GDP. Gross public debt reached 57.5% of GDP in the same period.

ECONOMIC AND FINANCIAL INDICATORS	1Q14	1Q13	4Q13

Country risk (EMBI)	246	173	228
Exchange rate (R$/ US$ end of period)	2.263	2.014	2.343
IPCA (in 12 months)	6.15%	6.59%	5.91%
Target Selic (Annual Rate)	10.75%	7.25%	10.00%
CDI¹	2.40%	1.61%	2.31%
Ibovespa Index (closing)	50,415	56,352	51,507
1. Quarterly effective rate.

STRATEGY

STRATEGY

Santander Brasil is a universal bank focused on retail activities. We seek to expand our business through:

•        Preference and Linkage: Segmented, simple and effective products and services that, through a multi-channel platform, seek to maximize the customer satisfaction;

•         Recurrence and Sustainability: Business growth with greater revenue diversification and rigorous risk management;

•         Productivity: intense agenda of productive transformation aligned with the transformation of the financial industry;

•        Capital Discipline and Liquidity: to maintain the solidity, to face regulatory changes and to take advantages of growth opportunities.

Thus, to better meet the customer needs, we maintain our differentiated proposals, as “Conta Santander Combinada” for individual customers segment, and the new segment called "Santander Select" designed to offer a unique and specialized service to high-income customers. Santander Brasil also innovates with the implementation of the "Conta Conecta", a new solution, exclusive of Santander, which combines the benefits of a current account with a device that transforms smartphones and tablets into card readers, offering to professionals, microentrepreneurs and autonomous the resources that will increase its business with convenience, simplicity and mobility.

For 2014, aiming to complement our service offering, Santander is also focused on improving the customer experience in Electronic Channels (Call Center, Internet and Mobile Banking). In March/14 Santander redesigned its Call Center Platform, making it more simple and accessible for our clients.

The Bank also continues increasing its commercial activity. In the Cards segment was signed the agreement for the acquisition of the GetNet Operations and the partnership with iZettle, which are important steps to expand its local participation in the Acquiring segment. In the vehicle financing segment, the Bank maintains agreements with Hyundai, Renault, Nissan and Volvo.

Another important aspect of Santander Brasil’s strategy is to maintain comfortable levels of liquidity, credit provisioning and capital. By the end of March/14 the Basel ratio of Santander Brasil was 18.3%, maintaining the position of the most capitalized retail bank in Brazil.

In the context of sustainability, Santander practices are guided by the pillars of Social and Financial Inclusion, Education and Management, Social and Environmental Businesses. In Microcredit Activities, Santander is a leader among private banks. In early 2014, Santander was recognized in the 4th Edition of BeyondBanking Award, in the PlanetBanking category, by its programme “Reduza e Compense CO2”, which consists in providing to all people through an online tool the opportunity to make their contribution to minimizing the impacts of climate change.

RECENT AND SUBSEQUENT EVENTS

RECENT EVENTS

DIVIDENDS

The Board of Directors of the Company approved, according to the meeting held on March 26, 2014, the declaration and payment, ad referendum of the General Annual Meeting to be held on 2015, of (i) the Company´s Intermediary Dividends, based on the Dividend Equalization Reserve in the amount of R$ 99,807,335.16; and of (ii) the Company´s Interim Dividends, based on the profit reported on the balance sheet of February, 2014 in the amount of R$ 120,192,664.84.

ORDINARY AND EXTRAORDINARY GENERAL MEETING

On March 28, 2014, the Company published the Call Notice to the Ordinary General Meeting (OGM) and Extraordinary General Meeting (EGM) to be held on April 30, 2014, which will resolve on the following Agenda: OSM: (a) the approval of the Company’s Financial Statements related to the fiscal year ended on December 31, 2013; (b) the destination of the net profit of the fiscal year of 2013; (c) the election of a new member of the Company’s Board of Directors and the confirmation of the new composition of the Company’s Board of Directors; (d) the approval of the annual overall remuneration of the Company´s management and members of Audit Committee. ESM: (a) to approve on the amendment of the term of payment of dividends and interest on capital related to the year of 2014; (b) to decide on the modification of the first paragraph in article 5 of the Company’s Bylaws which will include the shares limit of authorized capital due to Bonus share and Inplit process approved by the ESM on March 18, 2014; and (c) to approve the consolidation of the Company’s Bylaws.

SUBSEQUENT EVENTS

ACQUISITION OF ”GETNET TECNOLOGIA EM CAPTURA E PROCESSAMENTO DE TRANSAÇÕES ELETRÔNICAS H.U.A.H. S.A.” BY SANTANDER BRASIL

On April 7, 2014, it was announced to the market, through material fact, that Santander Brasil and its controlled company, Santander Getnet Serviços para Meios de Pagamento Sociedade Anônima ("SGS"), executed a Share Purchase Agreement, on April 4, 2014, for the acquisition, by SGS, of 100% of the voting and total corporate capital of Getnet Tecnologia em Captura e Processamento de Transações H.U.A.H. S.A. ("GETNET"), a current partner of Santander Brasil in developing acquiring services and card processing activities.

The purchase price of 100% of the shares issued by Getnet is R$1,104,000,000.00, of which: (i) R$1,020,000,000.00 will be paid to the sellers on the closing date, adjusted by the SELIC rate from 01/31/2014 until the date of the payment and (ii) R$ 84,000,000.00 will be paid in 5 equal annual installments as of the closing date.

The closing and implementation date of the acquisition is subject to verification of certain usual precedent conditions for similar transactions, including the prior approval of the Brazilian Central Bank and the Administrative Economic Defense Council, and will be completed at the closing date, upon compliance with the corporate reorganization, mentioned in the material fact published on April 7, 2014. Santander Brasil will own 88.5% of the total corporate capital of SGS and the actual partner shall be owner of the remaining 11.5%.

The transaction will reinforce the strategy and the potential growth of our acquiring business, enabling (a) greater flexibility in managing the business, especially in terms of the necessary investments and the definitions regarding the commercial strategy to be adopted, (b) scale gains, reduction of costs per transaction and additional synergies expected from the integration of operational and commercial structures.

CAPITAL OPTIMIZATION PLAN

CAPITAL OPTIMIZATION PLAN

On September 26, 2013[1], Santander Brasil announced a plan to optimize its regulatory capital with the following stages:

I) DISTRIBUTION OF EQUITY TO SHAREHOLDERS

On November 1st, 2013 the Extraordinary Shareholders’ Meeting (ESM) approved the distribution of equity of R$ 6.0 billion to shareholders, without reducing the number of shares, paid on January 29, 2014. Following the restitution of funds, shareholders’ equity was reduced by R$ 6.0 billion and this was the main reason behind the decrease in total equity from R$ 62,819 million in December 2013 to             R$ 57,204 million in March 2014. Excluding goodwill, total equity reached R$ 48,709 million in March 2014.

II) ISSUANCE OF SUBORDINATED NOTES

On January 14, 2014, the Board of Directors approved the issuance abroad of a Notes Program, in foreign currency, in the amount equivalent to R$6.0 billion, eligible to compose Tier I and Tier II of the regulatory capital. The Notes were issued on January 29, 2014 and were entirely purchased by the Bank’s shareholders, with the following main characteristics:

The Notes issued to comprise Tier I also establish the discretion on part of Santander Brasil regarding the cancellation of the distribution of interest, at any time, for an unlimited period and with no accumulation rights. This suspension shall not be considered as a default event.

Moreover, in the case of insolvency the Notes' financial settlement is subordinated to all Tier II capital instruments.

The Notes have the following main characteristics in common: (a) the Notes may be repurchased or redeemed by Santander Brasil after the 5th anniversary of the date of issuance, on the Bank’s own initiative or due to a change in tax laws applicable to the Notes, or at any time, due to the occurrence of certain regulatory events; (b) the credits arising from the Notes may be used as shareholders’ capital  contribution with the subsequent issuance of common and preferred shares by the Bank, in the necessary proportion to compose Units, if certain regulatory events are verified, according to the National Monetary Council Resolution 4,192/13.

For accounting purposes, Tier I eligible Notes were considered as compounded financial instruments, which combine characteristic of liabilities and equity instrument². In this case, considering their characteristics, which establish the possibility of settlement through their conversion into a variable number of shares issued by the Bank, Tier I eligible Notes were recognized as a liability. The equity component (considered as a derivative embedded in the instrument), due to the possibility of settlement through the delivery of equity instruments (shares) was not recorded, since there is no evidence of the probability that the Notes will be settled through the delivery of Bank shares. On the other hand, given the discretion on the payment of interest, linked to the equity component, the remuneration was considered as a “dividend distribution”. As a result, Tier I eligible Notes remuneration was recorded against equity.

Tier II eligible Notes were recorded as a liability and the interest was classified as financial expense, on the financial statements.

________________________________

1 -   For further details, please see the Material Fact published on September 26, 2013 and the Notice to Shareholders of January 7, 2014 and January 14, 2014 on the Investor Relations website.

________________________________

2 - In the absence of a specific accounting rule issue by the Brazilian Central Bank applicable to the new instruments eligible to compose the regulatory capital, Santander Brasil applied International Financial Reporting Standards, regulated in Brazil by the Brazilian Securities and Exchange Commission through Resolution 604/09, which approved CPC Pronouncement 39.

CAPITAL OPTIMIZATION PLAN

Since the Tier I and Tier II Notes are USD denominated, gains and losses related to exchange rate movements are recognized in the income statement.

On April 15, 2014, the Central Bank of Brazil approved the issued notes to compose the regulatory capital since issuance date.

IMPACT OF THE CAPITAL RESTRUCTURING ON INCOME STATEMENT AND BALANCE SHEET ACCOUNTS:

The impacts related to the Regulatory Capital Optimization Plan comprehend: the reduction of total equity, the issuance of Tier I and Tier II capital instruments and the respective exchange rate hedge.

Regarding Tier I eligible Notes, considering the constant exchange rate³ and the interest rate of 7.375%, added the withholding tax, the impact of interest booked against Total Equity, in accordance with the accounting procedure described above, is of approximately R$ 21.7 million per month. Therefore, considering the exchange rate variation between the issuance date and the closing of the quarter, the impact in the first quarter of 2014 was R$ 42.2 million[4].

On the income statement, considering the other impacts of the strategy of the capital optimization plan, the monthly[5] impact on the net interest income was approximately R$ 51.4 million and on the net profit R$ 22.2 million. Therefore, considering two-months of operation, the impact in the first quarter of 2014 was approximately R$ 102.8 million on the net interest income and R$ 44.3 million on net profit.

III) BONUS SHARE AND SHARE INPLIT

With the purposes of eliminating the trading in cents of SANB3 (common) and SANB4 (preferred) shares, increasing liquidity and reducing costs of transaction thereof, on March 18, 2014, our shareholders, in the extraordinary general meeting approved, (i) a bonus share of 19,002,100,957 preferred shares to our shareholders, at the ratio of 0.047619048 preferred shares for each common share (SANB3) or preferred share (SANB4), which results in a bonus share of five (5) preferred shares for each Unit (SANB11), through the capitalization of reserves in the amount of R$ 171,798,385.79; and (ii) a share reverse split (inplit) of the totality of our common shares and preferred shares in a ratio of 1:55, so that each fifty-five (55) common shares and fifty-five (55) preferred shares will henceforth correspond to one (1) common share and one (1) preferred share, respectively. As a result, each Unit (SANB11) will be comprised of one common share and one preferred share.

After the bonus share and the share split, shareholder´s equity of Santander Brasil of R$ 57,000,000,000 will be formed by 7,600,840,325 shares, being 3,869,849,668 common shares and 3,730,990,657 preferred shares.

The bonus share and share inplit were approved by the Brazilian Central Bank on April 22nd, 2014 and its effective implementation will be in June 2nd, 2014.

3 - Reference exchange rate: R$ 2.4044 per U.S. $ 1.00 from January 27, 2014.

4 - See note nº 20 “Debt Instruments Eligible to Compose Capital” of the 1Q14 BR GAAP financial statement.

5 - Figures calculated based on the exchange rate referred to in item 3.

EXECUTIVE SUMMARY

EXECUTIVE SUMMARY

Santander’s managerial net profit¹ totaled R$ 1,428 million in the first quarter of 2014, 6.0% down on the previous year and a growth of 1.3% in the quarter. Profit before taxes totaled R$ 1,749 in the same period, up 9.3% in twelve months and 2.5% in the quarter. Total equity came to R$ 48,709 million in March 2014, excluding R$ 8,495 million related to goodwill. It is worth noting that the reduction in total equity in the quarter was mainly due to the Capital Optimization Plan, through the restitution of equity to the shareholders in the amount of R$ 6.0 billion (for more details see page 07). Return on average equity (ROAE), adjusted for goodwill reached 11.2% in the first quarter of 2014, a reduction of 0.8 p.p. in twelve months and an improvement of 0.6 p.p. in the quarter.

General expenses totaled R$ 3,974 million in the first quarter of 2014, up 2.1% (or R$ 83 million) in twelve months, which represents an evolution lower than the inflation in the period. In the quarter expenses decreased 7.9%, due to lower personnel and administrative expenses. The efficiency ratio stood at 49.3% in the first quarter of 2014, with an improvement of 1.8 p.p. in the quarter.

Soundness Indicators: the BIS ratio reached 18.3% in March 2014, down 3.2 p.p. in 12 months and 0.9 p.p. in the quarter. The coverage ratio (over 90 days) stood at 176.7% in March 2014.

The total credit portfolio reached R$ 224,012 million, 5.8% up in 12 months and 1.5% down in the quarter.  In both comparison periods, the foreign currency credit portfolio, which also includes dollar-indexed transactions, was impacted by the variation of the Real against the dollar. Excluding the exchange rate variation, the total credit portfolio would grow 4.4% in 12 months and would decrease 1.1% in the quarter.

The expanded credit portfolio, which includes other credit risk transactions, acquiring activities and guarantees, came to R$ 275,245 million in March 2014, 7.2% up in the annual comparison and  1.6% down in the quarter.

Loans to individuals totaled R$ 75,588 million in the end of March 2014,  a 5.9% increase (or R$ 4,205 million) in 12 months and 0.1% in the quarter. The products that explained the increase in this portfolio in twelve months were mortgage and credit cards.

The consumer finance portfolio, which is originated outside the branch network, totaled R$ 37,421 million in March 2014, 3.3% (or R$ 1,213 million) up in the year and  1.1% down in the quarter.

The SMEs portfolio closed March 2014 at R$ 31,873 million, 11.8% (or R$ 4,261 million) down in 12 months and 5.5% in the quarter.

The Large Corporates portfolio came to R$ 79,130 million, up 16.4% (or R$ 11,153 million) in twelve months and down 1.6% in the quarter, both the twelve-month and three-month comparisons being impacted by the exchange rate variation. Excluding this effect, this loan portfolio would have grown 12.3% in 12 months and decreased 0.3% in the quarter.

Total funding from clients reached R$ 223,467 million in March 2014, up 14.4% in twelve months and 0.6% in the quarter. Total funding plus assets under management² came to R$ 390,593 million at the end of March 2014, 8.8% higher in the year and 0.6% up in the quarter.

1. Accounting net profit + 100% reversal of goodwill amortization expenses. 2. According to the Anbima criterion.

SANTANDER BRASIL RESULTS

MANAGERIAL ANALYSIS OF RESULTS

Next, we present the analysis of the managerial results.

MANAGERIAL FINANCIAL STATEMENT¹ (R$ Million)
	1Q14	1Q13	Var.	1Q14	4Q13	Var.
			1Q14x1Q13			1Q14x4Q13

NET INTEREST INCOME	7,000	7,658	-8.6%	7,000	7,211	-2.9%
Allowance for Loan Losses	(2,346)	(3,371)	-30.4%	(2,346)	(2,449)	-4.2%
NET INTEREST INCOME AFTER LOAN LOSSES	4,654	4,287	8.6%	4,654	4,762	-2.3%
Fee and commission income	2,633	2,586	1.8%	2,633	2,847	-7.5%
General Expenses	(3,974)	(3,891)	2.1%	(3,974)	(4,313)	-7.9%
Personnel Expenses + Profit Sharing	(1,760)	(1,753)	0.4%	(1,760)	(1,947)	-9.6%
Administrative Expenses[2]	(2,214)	(2,138)	3.6%	(2,214)	(2,367)	-6.4%
Tax Expenses	(767)	(750)	2.2%	(767)	(785)	-2.4%
Investments in Affiliates and Subsidiaries	(0)	0	n.a.	(0)	(2)	n.a.
Other Operating Income/Expenses³	(806)	(718)	12.1%	(806)	(829)	-2.8%
OPERATING INCOME	1,741	1,513	15.0%	1,741	1,679	3.7%
Non Operating Income	9	87	-89.9%	9	28	-68.8%
NET PROFIT BEFORE TAX	1,749	1,600	9.3%	1,749	1,707	2.5%
Income Tax and Social Contribution	(269)	(38)	n.a.	(269)	(236)	14.1%
Minority Interest	(53)	(43)	22.7%	(53)	(62)	-14.6%
NET PROFIT	1,428	1,519	-6.0%	1,428	1,409	1.3%

1. Excludes 100% of the goodwill amortization expense, the tax hedge effect and others as mentioned on pages 31 and 32.
2. Administrative Expenses exclude 100% of the goodwill amortization expense.
3. Includes Net Income from Premiums, Pension Funds and Capitalization.

NET INTEREST INCOME

Net interest income, including income from financial operations, totaled R$ 7,000 million in the first quarter of 2014, down 8.6% in the year and 2.9% in the quarter.

Revenues from loan operations fell by 5.6% (or R$ 320 million) in 12 months. In the same period, the average volume of the loan portfolio grew 6.2%. The twelve month revenue decline continues to reflect the reduction in the average loan portfolio spread, in turn mainly due to the change in the mix, caused by the increase in the share of products with lower spreads/risks. In the quarter, revenues from loan operations fell by 1.4% (or R$ 79 million), largely due to the lower number of days in the quarter and the reduced pace of commercial activity. However, it is worth noting that the gross spread of the loan portfolio showed a slight growth of 0.1 p.p. after six consecutive quarters of decline. This fact, combined with the favorable evolution of the allowance for loan losses, which reduced the cost of credit, contributed to the increase in the net credit spread, maintaining a positive trend for the third consecutive quarter.

Revenues from deposits increased 32.9% in 12 months and moved down by 4.9% in the quarter.

The “Others” line, which includes the result of the structural interest rate gap, revenue from clients in treasury activities and others, fell by 24.2% (or R$ 414 million) in the year and 8.3% (or R$ 116 million) in the quarter. It is worth mentioning that this line was impacted by the Capital Optimization Plan in the approximate amount of R$ 102 million, which explains almost all the quarterly evolution (for more details see page 7).

SANTANDER BRASIL RESULTS

NET INTEREST INCOME¹ (R$ Million)	1Q14	1Q13	Var.	1Q14	4Q13	Var.
			1Q14x1Q13			1Q14x4Q13

Net Interest Income	7,000	7,658	-8.6%	7,000	7,211	-2.9%
Loans	5,403	5,723	-5.6%	5,403	5,482	-1.4%
Average volume	221,610	208,640	6.2%	221,610	222,216	-0.3%
Spread (Annualized)	9.9%	11.1%	-1.24 p.p.	9.9%	9.8%	0.10 p.p.
Deposits	304	229	32.9%	304	320	-4.9%
Average volume	126,879	120,512	5.3%	126,879	127,416	-0.4%
Spread (Annualized)	1.0%	0.8%	0.20 p.p.	1.0%	1.0%	-0.02 p.p.
Others²	1,293	1,706	-24.2%	1,293	1,409	-8.3%

1. From this quarter on we have adjusted our managerial result calculation, reviewing transfer prices used to calculate the result of products of loans, deposits and others. In view of this adjustment and for better comparison, we changed the 2013 figures impacting credit and deposits' spreads. These restatements were made between rows, with no impact in total net interest income.

2. Includes Gains (Losses) on financial transactions and others net interest incomes.

FEE AND COMMISSION INCOME

Fee and commission income totaled R$ 2,633 million in the first quarter of 2014, 1.8% (or R$ 47million) up in 12 months and a decrease of 7.5% in the quarter. It is worth mentioning that the quarterly evolution is impacted by the typical seasonality of the last quarter of the year. Additionally, we had  two events related to insurance fees and sale of Santander Brasil Asset Management, which are mentioned below, that impacted fees evolution both in twelve and three months. Excluding these effects, fees and commission would grow 11.1% in the year and would decrease 2.1% in the quarter.

Credit card commissions amounted to R$ 821 million in the first quarter of 2014, up 12.4% (or R$ 90 million) in twelve months and 7.2% down in the quarter. The quarterly variation is mainly explained by the seasonality of the last months of the year.

Income from current account services came to R$ 459 million in the first quarter of 2014, a growth of 10.6% (or R$ 44 million) in 12 months and a reduction of 2.5% in the quarter.

Insurance fees totaled R$ 428 million in the first quarter of 2014, a reduction of 19.6% (or R$ 105 million) in twelve months and 18.2% in the quarter. Both variations are mainly impacted by the seasonal effect of policies renewals, which were concentrated in the beginning of the year and, from 2013 on, are recognized in December, as mentioned in the 4Q13 Earnings Release. If one excludes this effect, both from the first and the fourth quarter of 2013, insurance fees would grow by 11.8% in 12 months and 8.5% in the quarter.

Also, the reduction in revenues from the asset management by 16.1% in twelve months and 9.7% in the quarter reflects the execution of the sale of the Santander Brasil Asset Management on 4Q13. Excluding this event, this line would go up by 10.2% in the year and by 1.2% in the quarter.

Revenues from Securities Brokerage, Custody and Placement Services totaled R$ 128 million, a growth of 15.3 in twelve months (or R$ 17 million) and 35.8% in the quarter.

FEE AND COMMISSION INCOME (R$ Million)	1Q14	1Q13	Var.	1Q14	4Q13	Var.
			1Q14x1Q13			1Q14x4Q13

Cards¹	821	730	12.4%	821	884	-7.2%
Insurance fees	428	533	-19.6%	428	524	-18.2%
Current Account Services	459	415	10.6%	459	471	-2.5%
Asset Management²	236	281	-16.1%	236	261	-9.7%
Lending Operations³	280	273	2.8%	280	309	-9.4%
Collection Services	215	188	14.5%	215	220	-2.0%
Securities Brokerage, Custody and Placement Services	128	111	15.3%	128	94	35.8%
Others³	66	56	18.6%	66	84	-21.5%
Total	2,633	2,586	1.8%	2,633	2,847	-7.5%

Normalized Total[4]	2,633	2,369	11.1%	2,633	2,690	-2.1%

1. Includes credit card and acquiring services net of the amount transferred as interchange.
2. Includes income from funds and consortia
3. From 4Q13, we reclassified "income from guarantees provided" from "others" fees to "Lending Operations". For comparison, this reclassification is also reflected in prior periods.
4. Excludes the seasonal effect of insurance fees and the impact of the sale of the asset management activities.

SANTANDER BRASIL RESULTS

GENERAL EXPENSES (ADMINISTRATIVE + PERSONNEL)

Administrative and personnel expenses (excluding depreciation and amortization) totaled R$ 3,538 million in the first quarter of 2014, up 3.0% (or R$ 102 million) in 12 months and down 9.3% in the quarter.

Personnel expenses, including profit sharing, came to R$ 1,760 million in the first quarter of 2014, up 0.4% (or R$ 7 million) in 12 months and down 9.6% in the quarter. The quarterly decrease was mainly explained by lower expenses from compensation and charges.

Administrative expenses, excluding depreciation and amortization, amounted to R$ 1,779 million in the first quarter of 2014, 5.7% (or R$ 95 million) higher than the first quarter of 2013, due to higher expenses from “Outsourced and Specialized Services”, “data processing” and “security and surveillance”. In the quarter, administrative expenses decreased 8.9%, due to lower expenses from “advertising, promotions and publicity” and “outsourced and specialized services”.

Depreciation and amortization totaled R$ 436 million in  the first quarter of 2014, down 4.2% (or R$ 19 million) in 12 months and up 5.5% in the quarter.

General expenses, including depreciation and amortization, grew by 2.1% (or R$ 83 million) in 12 months and fell by 7.9% in the quarter. The efficiency ratio stood at 49.3% in the first quarter of 2014, an improvement of  1.8% in the quarter.

EXPENSES' BREAKDOWN (R$ Million)	1Q14	1Q13	Var.	1Q14	4Q13	Var.
			1Q14x1Q13			1Q14x4Q13

Outsourced and Specialized Services	575	535	7.4%	575	624	-7.9%
Advertising, promotions and publicity	73	71	2.9%	73	161	-54.4%
Data processing	329	305	7.9%	329	327	0.4%
Communications	144	155	-7.0%	144	151	-4.4%
Rentals	184	175	5.2%	184	192	-4.0%
Transport and Travel	46	49	-6.5%	46	63	-26.2%
Security and Surveillance	158	139	13.2%	158	150	5.0%
Maintenance	48	46	5.1%	48	51	-4.8%
Financial System Services	96	79	22.1%	96	99	-3.3%
Water, Electricity and Gas	45	45	1.0%	45	42	7.9%
Material	19	24	-20.4%	19	23	-19.1%
Others	62	61	1.3%	62	71	-13.0%
Subtotal	1,779	1,683	5.7%	1,779	1,953	-8.9%
Depreciation and Amortization[1]	436	455	-4.2%	436	413	5.5%
ADMINISTRATIVE EXPENSES	2,214	2,138	3.6%	2,214	2,367	-6.4%

Compensation²	1,130	1,110	1.9%	1,130	1,205	-6.2%
Charges	324	332	-2.6%	324	374	-13.5%
Benefits	288	288	0.1%	288	305	-5.6%
Training	12	20	-41.0%	12	56	-79.2%
Others	6	4	66.8%	6	6	-6.2%
PERSONNEL EXPENSES	1,760	1,753	0.4%	1,760	1,947	-9.6%
						-
ADMINISTRATIVE + PERSONNEL EXPENSES (excludes deprec. and amortization)	3,538	3,436	3.0%	3,538	3,900	-9.3%
					-
TOTAL GENERAL EXPENSES	3,974	3,891	2.1%	3,974	4,313	-7.9%

1. Excludes the expenses of goodwill amortization, which in 1Q14 was R$909 million, 1Q13 was 909 million and in 4Q13 was R$ 909 million.
2. Includes Profit Sharing

SANTANDER BRASIL RESULTS

 ALLOWANCE FOR LOAN LOSSES

The allowance for loan losses totaled R$ 2,346 million in the first quarter of 2014, down 30.4% in 12 months and 4.2% in the quarter.

ALLOWANCE FOR LOAN LOSSES (R$ Million)	1Q14	1Q13	Var.	1Q14	4Q13	Var.
			1Q14x1Q13			1Q14x4Q13

Gross allowance for loan losses	(3,001)	(3,716)	-19.2%	(3,001)	(3,327)	-9.8%
Income from recovery of written off loans	655	345	90.1%	655	878	-25.4%
Total	(2,346)	(3,371)	-30.4%	(2,346)	(2,449)	-4.2%

OtHER OPERATING INCOME (EXPENSES)

Other operating income (expenses) came to R$ 806 million in the first quarter of 2014, up 12.2% (or R$ 88 million) in 12 months and down 2.8% in the quarter.

OTHER OPERATING INCOME (EXPENSES) (R$ Million)	1Q14	1Q13	Var.	1Q14	4Q13	Var.
			1Q14x1Q13			1Q14x4Q13

Other operating income (expenses)	(806)	(718)	12.2%	(806)	(829)	-2.8%
Expenses from cards	(418)	(368)	13.8%	(418)	(418)	0.1%
Net Income Capitalization	62	069	-9.7%	62	63	-1.5%
Provisions for contingencies¹	(531)	(312)	70.1%	(531)	(454)	16.9%
Others	81	(107)	n.a.	81	(20)	n.a.

1. Includes fiscal, civil and labor provisions.

INCOME TAX expenses

Taxes totaled R$ 269 million in the first quarter of 2014, with an effective tax rate of 15.4%, up 13.0 p.p. in twelve months and 1.6 p.p. in the quarter. The increase in twelve months is largely explained by the fact that interest on capital was declared in the first quarter of 2013, but not in the same period of 2014. Interest on capital, which is part of the shareholders’ remuneration, is tax deductible, reducing the tax base.

SANTANDER BRASIL RESULTS

balance sheet

At the close of March 2014, total assets stood at R$ 494,612 million, 10.3% up in 12 months and 1.8% in the quarter. In the same period, total equity came to R$ 57,204 million, or R$ 48,709 million excluding the goodwill.  The reduction in total equity is mainly due to the Capital Optimization Plan, through the restitution of equity to the shareholders in the amount of R$ 6.0 billion (for more details see page 7).

ASSETS (R$ Million)	Mar/14	Mar/13	Var.	Dec/13	Var.
			Mar14xMar13		Mar14xDec13

Current Assets and Long Term Assets	475,805	426,550	11.5%	465,777	2.2%
Cash and Cash Equivalents	5,204	5,256	-1.0%	5,486	-5.1%
Interbank Investments	31,255	47,250	-33.9%	47,655	-34.4%
Money Market Investments	18,915	32,458	-41.7%	32,457	-41.7%
Interbank Deposits	2,537	3,950	-35.8%	2,480	2.3%
Foreign Currency Investments	9,803	10,843	-9.6%	12,718	-22.9%
Securities and Derivative Financial Instrument	96,242	71,830	34.0%	78,146	23.2%
Own Portfolio	29,283	36,541	-19.9%	35,923	-18.5%
Subject to Repurchase Commitments	43,987	16,533	166.1%	20,962	109.8%
Posted to Central Bank of Brazil	6,558	1,274	414.8%	4,603	42.5%
Pledged in Guarantees	10,435	13,315	-21.6%	9,394	11.1%
Others	5,978	4,167	43.5%	7,264	-17.7%
Interbank Accounts	42,712	34,004	25.6%	35,833	19.2%
Interbranch Accounts	0	1	n.a.	1	n.a.
Lending Operations	208,981	196,434	6.4%	212,508	-1.7%
Lending Operations	224,012	211,703	5.8%	227,482	-1.5%
Lending Operations Related to Assignment	20	47	-58.9%	25	-20.7%
(Allowance for Loan Losses)	(15,050)	(15,317)	-1.7%	(14,999)	0.3%
Others Receivables	89,440	70,154	27.5%	84,339	6.0%
Others Assets	1,970	1,621	21.5%	1,809	8.9%
Permanent Assets	18,807	22,051	-14.7%	20,088	-6.4%
Investments	51	45	12.2%	137	-62.9%
Fixed Assets	6,704	5,752	16.6%	6,807	-1.5%
Intangibles	12,052	16,254	-25.8%	13,144	-8.3%
Goodwill	26,275	26,241	0.1%	26,245	0.1%
Intangible Assets	6,885	7,099	-3.0%	7,062	-2.5%
(Accumulated Amortization)	(21,108)	(17,086)	23.5%	(20,162)	4.7%
Total Assets	494,612	448,601	10.3%	485,866	1.8%

Goodwill (net of the amortization)	8,495	12,097	-29.8%	9,374	-9.4%
Total Assets (excluding goodwill)	486,117	436,503	11.4%	476,492	2.0%

SANTANDER BRASIL RESULTS

LIABILITIES (R$ Million)	Mar/14	Mar/13	Var.	Dec/13	Var.
			Mar14xMar13		Mar14xDec13

Current Liabilities and Long Term Liabilities	436,052	384,184	13.5%	421,751	3.4%
Deposits	133,227	122,776	8.5%	134,213	-0.7%
Demand Deposits	14,356	12,717	12.9%	15,605	-8.0%
Savings Deposits	35,023	27,915	25.5%	33,589	4.3%
Interbank Deposits	3,956	3,474	13.9%	3,920	0.9%
Time Deposits	79,891	78,669	1.6%	81,100	-1.5%
Money Market Funding	86,279	79,663	8.3%	78,462	10.0%
Own Portfolio	75,368	55,742	35.2%	61,711	22.1%
Third Parties	738	14,195	-94.8%	8,972	-91.8%
Free Portfolio	10,172	9,726	4.6%	7,779	30.8%
Funds from Acceptance and Issuance of Securities	66,125	58,498	13.0%	69,061	-4.3%
Resources from Real Estate Credit Notes, Mortgage Notes, Credit and Similar	51,134	40,115	27.5%	49,615	3.1%
Securities Issued Abroad	13,321	17,127	-22.2%	18,170	-26.7%
Others	1,670	1,257	32.9%	1,276	30.9%
Interbank Accounts	2,276	1,710	33.1%	64	n.a.
Interbranch Accounts	1,454	1,261	15.3%	2,771	-47.5%
Borrowings	17,627	16,024	10.0%	17,975	-1.9%
Domestic Onlendings -Official Institutions	12,459	9,737	28.0%	11,757	6.0%
Foreign Onlendings	9	27	-65.8%	19	-51.0%
Derivative Financial Instruments	4,543	4,132	10.0%	5,865	-22.5%
Other Payables	112,054	90,355	24.0%	101,563	10.3%
Deferred Income	315	275	14.6%	308	2.2%
Minority Interest	1,040	912	14.1%	987	5.3%
Equity	57,204	63,230	-9.5%	62,819	-8.9%
Total Liabilities	494,612	448,601	10.3%	485,866	1.8%

Equity (excluding goodwill)	48,709	51,133	-4.7%	53,446	-8.9%

SECURITIES

 Securities totaled R$ 96,242 million in March 2014, growth of 34.0% in 12 months and 23.2% in the quarter.

SECURITIES (R$ Million)	Mar/14	Mar/13	Var.	Dec/13	Var.
			Mar14xMar13		Mar14xDec13

Public securities	71,089	51,442	38.2%	51,743	37.4%
Private securities, funds quotas / others	19,178	16,224	18.2%	19,142	0.2%
Financial instruments	5,976	4,164	43.5%	7,261	-17.7%
Total	96,242	71,830	34.0%	78,146	23.2%

SANTANDER BRASIL RESULTS

CREDIT PORTFOLIO

At the end of March, 2014, the total credit portfolio amounted to R$ 224,012 million, up 5.8% in twelve months and down 1.5% in the quarter. The foreign currency credit portfolio, which also includes dollar-indexed loans, was impacted by the variation of the Real against the dollar. Excluding the effect of the exchange rate variation, the total credit portfolio would have grown 4.4% in twelve months and fallen 1.1% in the quarter.

Also, at the close of March 2014 the foreign currency loan portfolio, including dollar-indexed loans, totaled R$ 25.4 billion, 7.3% higher than the R$ 23.7 billion recorded at the end of March 2013 and 5.9% lower than in December 2013.

The expanded credit portfolio, which includes other credit risk transactions, acquiring activities and guarantees, ended March, 2014 at R$ 275,245 million, a growth of 7.2% in twelve months and a decrease of 1.6% in the quarter.

MANAGERIAL BREAKDOWN OF CREDIT BY SEGMENT (R$ Million)	Mar/14	Mar/13	Var.	Dec/13	Var.
			Mar14xMar13		Mar14xDec13

Individuals	75,588	71,383	5.9%	75,522	0.1%
Consumer Finance	37,421	36,208	3.3%	37,849	-1.1%
SMEs	31,873	36,135	-11.8%	33,712	-5.5%
Corporate	79,130	67,978	16.4%	80,400	-1.6%
Total portfolio	224,012	211,703	5.8%	227,482	-1.5%
Other credit related transactions¹	51,233	45,161	13.4%	52,346	-2.1%
Total expanded credit portfolio	275,245	256,864	7.2%	279,828	-1.6%

1 - Includes Debenture, FIDC, CRI , Floating Rate Notes, Promissory Notes, acquiring activities related assets and guarantees.

LOANS TO INDIVIDUALS

Loans to individuals closed March 2014 at R$ 75,588 million, up 5.9% (or R$ 4,205 million) in twelve months and 0.1% in the quarter. The products that contributed to the twelve month increase in this portfolio were mortgage and credit cards.

The credit card portfolio totaled R$ 16,714 million, up 12.0% (or R$ 1,794 million) in twelve months and down 2.9% in the quarter, chiefly due to period seasonality.

The balance of mortgages closed March 2014 at R$ 16,694 million, up 33.6% (or R$ 4,201 million) in twelve months and 6.3% in the quarter.

Payroll loans, including the acquired portfolio, totaled R$ 12,800 million, down 14.8% (or R$ 2,229 million) in twelve months and 6.7% in the quarter. It is worth noting that the reduced growth pace of this portfolio was caused by adjustments to the product’s processes and strategy. Thus, if we exclude this product from the individuals’ credit portfolio, the latter would have grown by 11.4% in the year and 1.6% in the quarter.

SANTANDER BRASIL RESULTS

CONSUMER FINANCE

The consumer finance portfolio, which is originated outside the branch network, closed March 2014 at R$ 37,421 million, up 3.3% (or R$ 1,213 million) in twelve months and down 1.1% in the quarter. Of this total, R$ 30,625 million refers to vehicle financing for individuals.

Therefore, the total vehicle portfolio for individuals, including operations originated through car dealers and Santander’s branch network, amounted to R$ 33,854 million in March 2014, an increase of 2.9% in twelve months and 0.4% in the quarter.

 CORPORATE AND SMEs LOANS

Corporate and SMEs loans closed March 2014 at R$ 111,003 million, up 6.6% (or R$ 6,891 million) in twelve months and 2.7% down in the quarter.

The Corporate loan portfolio came to R$ 79,130 million, growth of 16.4% (or R$ 11,153 million) in twelve months and a reduction of 1.6% in the quarter, impacted in both periods by the exchange rate variation. Excluding this impact, growth would have come to 12.3% in twelve months and the quarterly reduction would have been 0.3%.

Loans to SMEs totaled R$ 31,873 million in March 2014, down 11.8% (or R$ 4,261 million) in twelve months and 5.5% in the quarter.

SANTANDER BRASIL RESULTS

INDIVIDUALS AND CORPORATE LOAN PORTFOLIO BY PRODUCT

BREAKDOWN OF MANAGERIAL CREDIT PORTFOLIO BY PRODUCT (R$ Million)	Mar/14	Mar/13	Var.	Dec/13	Var.
			Mar14xMar13		Mar14xDec13

Individuals
Leasing / Auto Loans¹	3,229	2,855	13.1%	3,193	1.1%
Credit Card	16,714	14,919	12.0%	17,221	-2.9%
Payroll Loans²	12,800	15,029	-14.8%	13,719	-6.7%
Payroll Loans originated by the bank	12,345	13,904	-11.2%	13,058	-5.5%
Acquired portfolio	455	1,125	-59.5%	661	-31.1%
Mortgages	16,694	12,492	33.6%	15,702	6.3%
Agricultural Loans	2,844	2,422	17.4%	2,740	3.8%
Personal Loans / Others	23,307	23,666	-1.5%	22,948	1.6%
Total Individuals	75,588	71,383	5.9%	75,522	0.1%

Consumer Finance	37,421	36,208	3.3%	37,849	-1.1%

Corporate and SMEs
Leasing / Auto Loans	3,185	3,556	-10.4%	3,337	-4.5%
Real Estate	9,850	7,824	25.9%	9,497	3.7%
Trade Finance	17,017	15,823	7.5%	17,102	-0.5%
On-lending	10,377	8,181	26.8%	9,944	4.4%
Agricultural Loans	2,416	2,482	-2.7%	2,290	5.5%
Working capital / Others	68,158	66,245	2.9%	71,942	-5.3%
Total Corporate and SMEs	111,003	104,112	6.6%	114,111	-2.7%

Total Credit	224,012	211,703	5.8%	227,482	-1.5%
Other Credit Risk Transactions with clients³	51,233	45,161	13.4%	52,346	-2.1%

Total Expanded Credit Portfolio	275,245	256,864	7.2%	279,828	-1.6%

1. Including the loans to individual in the consumer finance segment, auto loan portfolio totaled R$33,854 MM in Mar/14, R$32,896 MM in Mar/13 and R$33,732 MM in Dec/13.
2. Includes acquired payroll loan portfolio.
3. Includes "Debenture", FIDC, CRI, Floating Rate Notes, Promissory Notes, Acquiring activities related assets and guarantees.

BALANCE OF ALLOWANCE FOR LOAN LOSSES / COVERAGE RATIO

The balance of allowance for loan losses totaled R$ 15,050 million in March 2014, down 1.7% in 12 months and up 0.3% in the quarter.

The BR GAAP coverage ratio is obtained by dividing the balance of allowance for loan losses by loans overdue by more than 90 days. At the close of March 2014, it stood at 176.7%, 52.4 p.p. up in 12 months and 2.8 p.p. down in the quarter.

SANTANDER BRASIL RESULTS

RENEGOTIATED PORTFOLIO

Credit renegotiations came to R$ 14,636 million in March 2014, growth of 31.4% in 12 months. These operations include loan agreements that were extended and/or amended to enable their receipt under conditions agreed upon with the clients, including the renegotiation of previously written-off loans. In the quarter, growth came to 4.4%.

In March 2014, 51.3% of the portfolio was provisioned, versus 50.3% at the close of December 2013. These levels are considered to be adequate, given the nature of the operations involved.

RENEGOTIATED PORTFOLIO(R$ Million)	Mar/14	Mar/13	Var.	Dec/13	Var.
			Mar14xMar13		Mar14xDec13

Renegotiated Portfolio	14,636	11,139	31.4%	14,015	4.4%
Allowance for loan losses over renegotiated portfolio	(7,508)	(5,617)	33.7%	(7,050)	6.5%
Coverage %	51.3%	50.4%	0.9 pp	50.3%	1.0 pp

DELINQUENCY RATIO (OVER 90 DAYS)

The over-90-day delinquency ratio reached 3.8% of the total credit portfolio, down 2.0 p.p. in 12 months and up 0.1 p.p. in the quarter. The delinquency ratio of the individual segment stood at 5.1%, down 2.9 p.p. in 12 months and flat in the quarter. Delinquency in the corporate segment reached 2.6%, down 1.2 p.p. in 12 months and up 0.2 p.p. in the quarter.

DELINQUENCY RATIO (OVER 60 DAYS)

The over-60-day delinquency ratio came to 4.8% in March 2014, down 2.0 p.p. in 12 months and up 0.2 p.p. in the quarter. The individual delinquency ratio came to 6.3%, down 3.0 p.p. in 12 months and flat in the quarter. The corporate ratio fell by 1.1 p.p. in 12 months and increased 0.3 p.p. in the quarter.

The 15-90 day delinquency ratio stood at 5.3% in March 2014, 0.3 p.p. up in 12 months and 0.6 in the quarter.

SANTANDER BRASIL RESULTS

FUNDING

Funding from clients closed March 2014 at R$ 223,467 million, up 14.4% (or R$ 28,125 million) in 12 months and 0.6% in the quarter. The evolution of debenture, real estate credit notes (LCIs), agribusiness credit notes (LCAs) and savings deposits were the highlights of the increase in both periods.

FUNDING (R$ Million)	Mar/14	Mar/13	Var.	Dec/13	Var.
			Mar14xMar13		Mar14xDec13

Demand deposits	14,356	12,717	12.9%	15,605	-8.0%
Saving deposits	35,023	27,915	25.5%	33,589	4.3%
Time deposits	79,891	78,669	1.6%	81,100	-1.5%
Debenture/LCI/LCA¹	63,698	49,235	29.4%	60,920	4.6%
Treasury Notes (Letras Financeiras)	30,498	26,804	13.8%	30,854	-1.2%
Funding from clients	223,467	195,342	14.4%	222,067	0.6%

1. Debentures repurchase agreement, Real Estate Credit Notes (LCI) and Agribusiness Credit Notes (LCA)

CREDIT/FUNDING RATIO

The credit/funding ratio reached 100.2% in March 2014, down 8.1 p.p. in twelve months and 2.2 p.p. in the quarter. This improvement reflects the higher growth pace of funding from clients, in both comparison periods, in relation to the loan portfolio growth.

 The liquidity metric adjusted for the (high) reserve requirements and medium/long term funding stood at 92.9% in March 2014, down 4.5 p.p. in 12 months and 0.6 p.p. in the quarter.

The bank has a comfortable liquidity position and a stable and adequate funding structure.

FUNDING VS. CREDIT (R$ Million)	Mar/14	Mar/13	Var.	Dec/13	Var.
			Mar14xMar13		Mar14xDec13

Funding from clients (A)	223,467	195,342	14.4%	222,067	0.6%
(-) Reserve Requirements	(40,048)	(32,222)	24.3%	(35,619)	12.4%
Funding Net of Reserve Requirements	183,418	163,119	12.4%	186,448	-1.6%
Borrowing and Onlendings	12,531	9,850	27.2%	11,838	5.9%
Subordinated Debts¹	14,339	11,407	25.7%	8,906	61.0%
Offshore Funding	30,886	33,065	-6.6%	36,083	-14.4%
Total Funding (B)	241,174	217,441	10.9%	243,275	-0.9%
Assets under management²	149,420	141,404	5.7%	144,942	3.1%
Total Funding and Asset under management	390,593	358,845	8.8%	388,218	0.6%
Total Credit (C)	224,012	211,703	5.8%	227,482	-1.5%
C / B (%)	92.9%	97.4%		93.5%

C / A (%)	100.2%	108.4%		102.4%

1 - Includes Debt Instruments Eligible to Compose Capital
2 - According to Anbima criterion.

SANTANDER BRASIL RESULTS

BIS RATIO

The BIS ratio reached 18.3% in March 2014, a reduction of 3.2 p.p. in twelve months and 0.9 p.p. in the quarter. The variations in both periods were impacted by the implementation of Basel III rules, which became mandatory from October 2013 on. Some of the rules are phased-in over time, with initial impact on the first quarter of 2014. In this regard, approximately 60% of the quarterly reduction (or 0.54 p.p.) reflect these changes, being: 0.36 p.p. concerning the phase-in implementation of the deduction of goodwill, which is 20% for this year, and 0.18 p.p. regarding the other impacts, including Tax Loss Carryfowards, DTA’s and intangible assets.

In regard to the new rule for the deduction of goodwill, given that BR GAAP requires that the amortization of goodwill from acquisitions be recognized, one can argue that it works as a "forced retention" of the result, since the result that can be distributed will always be calculated and performed on the "result after amortization expenses”. Thus, considering that the goodwill balance of Santander Brasil is substantially explained by the acquisition of Banco Real and that this will be fully amortized before the complete phase-in of Basel III, one can say that the impact of new regulation, despite initially negative, is temporary and transitory.

Impact of the REGULATORY capital optimization plan on the bis Ratio

As mentioned on page 7, on January 29, 2014 there was a distribution of equity in the amount of R$ 6.0 billion to the shareholders and the issuance, on the same date and in the same amount, of a foreign currency Notes Program, R$ 3.0 billion of which being eligible to compose Tier I and R$ 3.0 billion eligible to compose Tier II of the regulatory capital.

Considering the reference exchange rate of the issuance¹ (R$ 2.4044/US$), the impact of the capital optimization plan on the total BIS ratio would be zero, since the reduction of RS 6.0 billion in core equity Tier I (or -1.72 p.p. in CET1 ratio) would be totally offset by the issuance of R$ 3.0 billion additional Tier I capital (or + 0.86 p.p. in the additional Tier I ratio) and R$ 3.0 billion of Tier II capital (or + 0.86 p.p. in the Tier II ratio).

OWN RESOURCES AND BIS (R$ Million)	Mar/14	Mar/13	Var.	Dec/13	Var.
			Mar14xMar13		Mar14xDec13

Tier I Regulatory Capital	57,848	63,242	-8.5%	63,595	-9.0%
- CET1	54,982	63,242	-13.1%	63,595	-13.5%
- Additional Tier I	2,866	-	-	-	-
Tier II Regulatory Capital	5,630	4,475	25.8%	2,701	108.5%
Adjusted Regulatory Capital (Tier I and II)	63,479	67,717	-6.3%	66,296	-4.2%
Required Regulatory Capital	38,189	34,681	10.1%	37,936	0.7%
Adjusted Credit Risk Capital requirement	33,496	30,720	9.0%	34,200	-2.1%
Market Risk Capital requirement	2,986	2,232	33.8%	2,048	45.8%
Operational Risk Capital requirement	1,707	1,729	-1.3%	1,689	1.1%
Basel Ratio	18.3%	21.5%	-3.2 p.p.	19.2%	-0.9 p.p.
Tier I	16.7%	20.1%	-3.4 p.p.	18.4%	-1.8 p.p.
- CET1	15.8%	20.1%	-4.2 p.p.	18.4%	-2.6 p.p.
Tier II	1.6%	1.4%	0.2 p.p.	0.8%	0.8 p.p.

1 - Reference exchange rate: R$ 2.4044 per US$ 1.00 from January 27, 2014.

CARDS

CARDS

Santander closed the first quarter of 2014 maintaining its strategy of expanding its share of the credit card market through innovative products and services, and offering advantages for the customers.

In 2013 we launched the product Total Parcelado, which has contributed to the growth of our financed portfolio. Also, from 2014 on, Santander Brasil’s ATMs will accept international transactions withdrawals, constituting another source of revenue for our business and an additional integration channel with customers from other units of the Santander Group.

In order to increase and strengthen our relations with customers, we focused on expanding Santander Esfera, which provides customers with daily promotions and special discounts with selected partners.

We also maintain close relations with our account and non-account holders, providing differentiated product offerings developed for their specific needs. In twelve months, we have expanded our base of credit and debit card base by 11.7%.

TURNOVER Credit transaction volume totaled R$ 19.2 billion in the first quarter of 2014, up 12.2% in twelve months. Debit volume amounted to R$ 28.0 billion, an increase of 10.3% in the same period.

CREDIT CARD PORTFOLIO

The total credit card portfolio came to R$17.1 billion in the first quarter of 2014, YoY growth of 11.9%. The financed portfolio reached R$ 5.1 billion, 3.8% up in the same period.

CARD BASE

The credit card base grew 12.3% in twelve months and 2.4% over the previous quarter, reaching 16.1 million cards. Debit cards totaled 38.6 million at the end of the quarter, up 11.5% in twelve months and 3.0% over December 2013.

OUR SHARES

CORPORATE GOVERNANCE

Santander follows the recommendations of the Best Practices Code of the Brazilian Institute for Corporate Governance (IBGC) and its shares and units are listed under Corporate Governance Level 2 of the BM&FBOVESPA (Securities, Commodities and Futures Exchange), which includes a rigorous set of governance rules and practices that go beyond the legislation in force.

SIMPLIFIED OWNERSHIP STRUCTURE

Santander’s ownership structure on March 31, 2014 was:

OWNERSHIP STRUCTURE	Common shares	%	Preferred share	%	Total share capital (thousand)	Total %
	(thousand)		(thousand)

Santander Group ¹	160,804,934	75.6%	137,391,554	73.8%	298,196,488	74.7%
Treasury Shares	1,394,102	0.7%	1,267,365	0.7%	2,661,467	0.7%
Free Float	50,642,696	23.8%	47,543,466	25.5%	98,186,162	24.6%
Total	212,841,732	100.0%	186,202,385	100.0%	399,044,117	100.0%

1- Includes shareholding of Grupo Empresarial Santander, S.L. ; Sterrebeeck B.V. and Santander Insurance Holding, S.L., as well the administrators.

Santander Brasil declared dividends in the amount of R$ 220 million in the first quarter of 2014. As payments are semiannual, the next one will occur from August 28, 2014 on.

It is important to note that, on January 29, 2014, the Company returned R$ 6.0 billion to shareholders, as part of the capital optimization process. For more detail see page 7.

PERFORMANCE

SANB11	1Q14	1Q13	Var. 1Q14x1Q13	1Q14	4Q13	Var. 1Q14x4Q13

Earnings (annualized) per unit ¹ (R$)	1.50	1.60	-6.0%	1.50	1.48	1.3%
Dividend + Interest on capital (semester) per unit (R$)	0.06	0.08	-26.7%	0.06	0.26	-78.0%
Closing price (R$)²	12.6	14.6	-14.0%	12.6	14.0	-10.1%
Book Value per unit (R$)[3]	12.8	13.5	-4.7%	12.8	14.1	-8.9%
Market Capitalization (R$ bi)[4]	47.8	55.5	-14.0%	47.8	53.1	-10.1%

1- Calculation does not consider the fact that the dividends attributed to the preferred shares are 10% higher than those attributed to the common shares.
2- Closing price refers to historical serie.
3- Book Value calculation excludes the goodwill.
4-Market capitalization: total shares (ON + PN)/105 (Unit = 50 PN + 55 ON) x Unit's.

                                                                                   ¹ For 2009, the average trading volume of shares considers the end of stabilization period, which is one month after IPO.

RATINGS

RATINGS AGENCIES

Santander is rated by international ratings agencies and the ratings assigned, reflect many factors including management quality, operating performance and financial strength, as well as other factors related to the financial sector and economic environment in which the Company is inserted. The table below presents the ratings assigned by the main rating agencies.

	Global Scale				National Scale
RATINGS

	Local Currency		Foreign Currency		National
Rating Agency	Long Term	Short Term	Long Term	Short Term	Long Term	Short Term

Fitch Ratings (outlook)	BBB (stable)	F2	BBB (stable)	F2	AAA (bra) (stable)	F1+ (bra)

Standard & Poor’s (outlook)	BBB- (stable)	A-3	BBB- (stable)	A-3	brAAA (stable)	brA-1

Moody's (outlook)	Baa2 (stable)	Prime-2	Baa2 (stable)	Prime-2	Aaa.br (stable)	Br-1

Ratings assigned according published reports of the Rating agencies: Fitch Ratings (May 28, 2013); Standard & Poor’s (March 26, 2014) and Moody’s (October 03, 2013).

RISK MANAGEMENT

RISK MANAGEMENT

Corporate Governance of Risk Function

The structure of the Banco Santander Brasil Risk Committee is defined in accordance with the highest standards of prudent management and vision client."Each committee has certain powers and approval levels, while respecting local legal and regulatory environment. Decisions are collegial and defined through credit committees, which ensure that different opinions. Its main responsibilities are:

• Integrate and adapt the Bank's risk to local, as well as risk management strategy and the willingness and level of risk tolerance, all matched with corporate standards Banco Santander Spain;

• to approve the proposals and operations and limitations of clients and portfolio (wholesale and retail);

• references on general themes related to Market Risk;

• to guarantee Banco Santander Brasil’s activities are consistent with the risk tolerance level previously approved by Committee Executive; and

• to authorize the use of local management tools and risk models and to be familiar with the result of their internal validation.

The risk function at Banco Santander Brasil is executed by the Executive Vice-Presidency of Risk, which is independent from the business areas and reports directly to the CEO of the Bank in Brazil.

Further details of the structure, methodologies and control system related to risk management is described in the report available on the website www.santander.com.br.

Credit Risk

The Credit Risk Management tries to supply subsidies to the definition of strategies, according to the risk appetite, in addition to setting limits, spanning the analysis of exposure and trends as well as the effectiveness of credit policy. The objective is to keep a risk profile and an appropriate minimum profitability that compensates the estimated default, both the client and the portfolio as defined the Executive Committee. Additionally, it is responsible for the control and monitoring systems used in the management of credit and market risks. These systems and processes are applied in the identification, measurement, control and reduction of exposure to credit risk in individual operations or those grouped together by similarity.

Risk Management specializes in the characteristics of the customers, as well as the process of risk management is segregated between customers and individual customers with similar characteristics (standardized).

market risk

Market risk is exposure to risk factors including interest rates, exchange rates, commodities prices, stock market prices and other values, according to the type of product, the volume of operations, terms and conditions of the agreement and underlying volatility. Market risk management includes practices of measuring and monitoring the use of limits that are pre-set by internal committees, of the value at risk of the portfolios, of sensitivity to fluctuating interest rates, of exposure to foreign exchange rates, of liquidity gaps, among other practices which the control and monitoring of the risks which might affect the position of Banco Santander Brasil’s portfolios in the different markets in which the Bank operates.

Banco Santander Brasil operates in accordance with the global policies within the risk appetite of the Bank and aligned with the objectives in Brazil and worldwide. For this purpose, developed its own model of Risk Management, the following principles:

• Functional independence;

• Executive capacity sustained by knowledge and customer proximity;

• Global scope (different types of risk);

• Collective decisions that evaluate all possible scenarios and not compromise the results of individual decisions, including Brazil Executive Risk Committee, which sets limits and approves the transactions and the Executive Committee of Assets and Liabilities, which is responsible for the management of capital and structural risks, which includes country risk, liquidity and interest rates;

• Management and optimization of the risk / return; and

• Advanced methodologies for risk management, such as Value at Risk (VaR) (historical simulation of 521 days, with a confidence level of 99% and a time horizon of one day), scenarios, sensitivity of net interest income, asset value and sensitivity contingency plan.

The structure of Market Risk is part of the Vice President of Credit Risk and Market, which implements the policies of risk, taking into account local and global corporate settings.

operational risk management, Internal controls –SARBANES-OXley ACT and internal audit

Banco Santander Brasil’s corporative areas, responsible for technological and operational risk management and Internal controls are subordinate to different Vice-Presidencies, with structures, procedures, methodologies, tools and specific internal models guaranteed through an appropriate managerial model permitting the identification, capture,

RISK MANAGEMENT

assessment, control, monitoring, mitigation and reduction of operational risk events and losses. In addition, the management and prevention of operational and technological risks, the continuity of the business and the continuous strengthening of the internal control system, meets the requirements of the regulators, the Basel Accord (BIS II) and the Sarbanes-Oxley Act (SOX). It is also aligned with the guidelines set forth by Banco Santander Spain, which are based on the COSO - Committee of Sponsoring Organizations of the Treadway Commission – Enterprise Risk Management – Integrated Framework.

The developed and adopted procedures aim for Banco Santander Brasil’s continuing presence among the select group of financial institutions as having the best operational risk management practices, thereby helping to continuously improve its reputation, solidity, sustainability and reliability in the local and international markets. The management plays an active part, aligned with the mission of the areas, recognizing, participating and sharing responsibility for: the continuous improvements of the operational and technological risk management culture and structure; improvements in the internal control environment, in order to ensure compliance with the established objectives and goals and also the security and quality of the products and services provided.

Banco Santander Brasil’s Board of Directors opted to adopt the Alternative Standardized Approach (ASA) to calculate the installment of Required Notional Equity related to operational risk. The 2012 review of the effectiveness of internal controls in the Banco Santander Brasil’s companies, in accordance with section 404 of the Sarbanes-Oxley Act, was concluded in February 2013 and found no evidence of any material issues. Additional information on the management models can be found in the annual and social reports at www.santander.com.br/ri.

INTERNAL AUDIT

Internal Audit depends directly on the Board of Directors, whose activities are supervised by the Audit Committee.

Internal Audit’s objective is to supervise the compliance, efficiency and effectiveness of internal control systems, as well as the reliability and quality of accounting information. Thus, all Banco Santander’s companies, business units, departments and core services are under its scope of application.

Audit Committee and the Board of Directors were informed on Internal Audit’s works during the year from 2013, according to its annual plan.

The Audit Committee approved the internal audit work plan and activity report for 2014. In order to perform its duties and reduce coverage risks inherent to Conglomerate's activities, the Internal Audit area has internally-developed tools updated whenever necessary.

Among these tools, it is worth mentioning the risk matrix, for it is used as a planning tool, prioritizing each unit’s risk level, based on its inherent risks, audit’s last rating, level of compliance with recommendations and size.

In addition, at least annually, the work programs are reviewed. These documents describe the audit tests to be performed, so that the requirements are enforced.

Throughout 2013, internal control procedures and controls on information systems pertaining to units under analysis were assessed on work plan for 2013, taking into account their conception efficiency and performance.

.

ENVIRONMENTAL AND SOCIAL RISK

Social and environmental risk management for the Large Corporates’ banking customers is accomplished through a management system for customers who have credit limits or credit risk above R$1 million, which considers aspects such as contaminated land, deforestation, working conditions and other social and environmental points of attention in which there is possibility of penalties. A specialized team, with background in Biology, Chemistry, Health and Safety Engineering and Chemical Engineering, monitors the environmental practices of our Large Corporates’ clients. The financial analysis team studies the potential damage and impacts that adverse social and environmental situations may cause to the financial condition of customers and their guarantees. The analysis focuses on preserving capital and market reputation, and the dissemination of this practice is achieved by constant training of both commercial and risk areas on the application of social and environmental risk standards in the credit approval process for corporate client.

The social and environmental risk in suppliers is managed throughout the procurement process based on the 10 principles of the United Nations' Global Compact, which considers items such as human rights, working conditions, ethical, social and environmental issues. In order to participate in a bid, a company must state that respects these principles. During approval, a technical evaluation is carried out, involving social and environmental criteria. Additionally, the suppliers classified as high impact undergo further evaluation on the operational, administrative, financial, tax, legal, governance, social and environmental aspects. This phase includes a visit to check the proofs and replies obtained during the evaluation. There are also procedures conducted by independent advisory firms to monitor compliance of the suppliers’ practices with the Global Compact principles.

SUSTAINABLE DEVELOPMENT AND CORPORATE GOVERNANCE

SUSTAINABLE DEVELOPMENT

With the Reduza e Compense CO2 Program, we won, in March, the fourth edition of the BeyondBanking Awards, at the PlanetBanking category. The award, promoted by the Inter-American Development Bank (IADB), recognizes the top projects in sustainability from all financial institutions from Latin America. Besides the indication of three finalists by sustainability specialists, the final decision is given by popular vote, which reinforces our market recognition.

We also launched, in February, the new version of our Sustainability website in order to provide greater visibility to our strategy. This reformulation was guided by the same directive from our Annual Report, as the Global Reporting Initiative (GRI) and the Business Sustainability Index (ISE) from BM&F Bovespa. With this, we intend to meet the increasing demands for wider transparency and dialogue with the society.

CORPORATE GOVERNANCE

On Board of Directors meeting, held on March 18, 2014 it was approved the reelection of the members of the Company’s Audit Committee, for a new term of office of one more year. And on March 26, 2014 it was elected, in order to occupy the post of qualified member of the Audit Committee, Mr. Graham Charles Nye, whose election is subject to Central Bank approval.

Still on the same Board of Directors meeting, held on March 26, 2014, it was approved the election of Mr. Angel Santodomingo Martell, in order to serve as Vice-President Executive Officer as well to serve as Investors Relations Officer. The election of Mr. Santodomingo is subject to the Central Bank approval, and as well as obtaining a visa by the Ministry of Labor and Employment. Thus, Mr. Carlos Alberto López Galán will remain serving as Investor Relations Officer, until Mr. Angel Santodomingo Martell takes office on the position for which he was elected for.

ADDITIONAL INFORMATION - BALANCE SHEET AND MANAGERIAL FINANCIAL STATEMENTS

BALANCE SHEET

ASSETS (R$ Million)	Mar/14	Dec/13	Sep/13	Jun/13	Mar/13

Current Assets and Long Term Assets	475,805	465,777	444,978	446,974	426,550
Cash and Cash Equivalents	5,204	5,486	5,906	4,534	5,256
Interbank Investments	31,255	47,655	44,776	44,342	47,250
Money Market Investments	18,915	32,457	32,367	28,696	32,458
Interbank Deposits	2,537	2,480	2,638	3,885	3,950
Foreign Currency Investments	9,803	12,718	9,770	11,761	10,843
Securities and Derivative Financial Instrument	96,242	78,146	71,610	77,534	71,830
Own Portfolio	29,283	35,923	38,776	34,710	36,541
Subject to Repurchase Commitments	43,987	20,962	13,578	20,994	16,533
Posted to Central Bank of Brazil	6,558	4,603	3,189	2,661	1,274
Pledged in Guarantees	10,435	9,394	9,744	12,648	13,315
Others	5,978	7,264	6,322	6,522	4,167
Interbank Accounts	42,712	35,833	38,298	34,317	34,004
Restricted Deposits:	40,218	35,787	35,605	32,731	32,392
-Central Bank of Brazil	40,048	35,619	35,437	32,563	32,222
-National Housing System	169	168	168	168	169
Others	2,494	46	2,693	1,587	1,612
Interbranch Accounts	0	1	1	1	1
Lending Operations	208,981	212,508	207,112	203,059	196,434
Lending Operations	224,012	227,482	222,071	218,053	211,703
Lending Operations Related to Assignment	20	25	31	38	47
(Allowance for Loan Losses)	(15,050)	(14,999)	(14,990)	(15,033)	(15,317)
Other Receivables	89,440	84,339	75,500	81,408	70,154
Foreign Exchange Portfolio	49,018	43,522	35,577	42,283	31,583
Tax Credits	19,377	19,960	19,287	19,136	18,936
Others	21,045	20,858	20,636	19,988	19,635
Others Assets	1,970	1,809	1,775	1,779	1,621
Permanent Assets	18,807	20,088	20,430	21,076	22,051
Investments	51	137	122	115	45
Fixed Assets	6,704	6,807	6,125	5,886	5,752
Intangibles	12,052	13,144	14,183	15,076	16,254
Goodwill	26,275	26,245	26,245	26,240	26,241
Intangible Assets	6,885	7,062	7,109	6,978	7,099
(Accumulated Amortization)	(21,108)	(20,162)	(19,171)	(18,142)	(17,086)
Total Assets	494,612	485,866	465,408	468,050	448,601

ADDITIONAL INFORMATION - BALANCE SHEET AND MANAGERIAL FINANCIAL STATEMENTS

LIABILITIES (R$ Million)	Mar/14	Dec/13	Sep/13	Jun/13	Mar/13

Current Liabilities and Long Term Liabilities	436,052	421,751	400,424	402,912	384,184
Deposits	133,227	134,213	130,433	126,147	122,776
Demand Deposits	14,356	15,605	14,420	13,385	12,717
Savings Deposits	35,023	33,589	31,259	29,293	27,915
Interbank Deposits	3,956	3,920	3,755	3,604	3,474
Time Deposits	79,891	81,100	80,999	79,865	78,669
Money Market Funding	86,279	78,462	77,794	78,871	79,663
Own Portfolio	75,368	61,711	54,905	58,201	55,742
Third Parties	738	8,972	12,450	9,756	14,195
Free Portfolio	10,172	7,779	10,440	10,914	9,726
Funds from Acceptance and Issuance of Securities	66,125	69,061	63,758	64,956	58,498
Resources from Real Estate Credit Notes, Mortgage Notes, Credit and Similar	51,134	49,615	44,668	44,813	40,115
Securities Issued Abroad	13,321	18,170	17,741	18,813	17,127
Others	1,670	1,276	1,349	1,329	1,257
Interbank Accounts	2,276	64	2,428	1,414	1,710
Interbranch Accounts	1,454	2,771	1,344	984	1,261
Borrowings	17,627	17,975	17,460	16,976	16,024
Domestic Onlendings -Official Institutions	12,459	11,757	10,465	9,559	9,737
National Economic and Social Development Bank (BNDES)	6,105	5,848	5,223	4,846	5,417
National Equipment Financing Authority (FINAME)	6,149	5,723	5,068	4,543	4,117
Other Institutions	205	185	173	170	203
Foreign Onlendings	9	19	19	29	27
Derivative Financial Instruments	4,543	5,865	5,505	5,713	4,132
Other Payables	112,054	101,563	91,218	98,262	90,355
Foreign Exchange Portfolio	48,548	43,434	35,248	42,212	31,948
Tax and Social Security	15,740	15,282	17,006	16,643	17,356
Subordinated Debts	8,616	8,906	8,690	9,046	11,407
Debt Instruments Eligible to Compose Capital	5,724	-	-	-	-
Others	33,426	33,942	30,274	30,362	29,644
Deferred Income	315	308	298	252	275
Minority Interest	1,040	987	947	924	912
Equity	57,204	62,819	63,740	63,963	63,230
Total Liabilities	494,612	485,866	465,408	468,050	448,601

ADDITIONAL INFORMATION - BALANCE SHEET AND MANAGERIAL FINANCIAL STATEMENTS

SUMMARIZED MANAGERIAL FINANCIAL STATEMENT

MANAGERIAL FINANCIAL STATEMENT¹ (R$ Million)
	1Q14	4Q13	3Q13	2Q13	1Q13

NET INTEREST INCOME	7,000	7,211	7,521	7,438	7,658
Allowance for Loan Losses	(2,346)	(2,449)	(2,698)	(3,202)	(3,371)
NET INTEREST INCOME AFTER LOAN LOSSES	4,654	4,762	4,822	4,236	4,287
Fee and commission income	2,633	2,847	2,614	2,628	2,586
General Expenses	(3,974)	(4,313)	(4,101)	(3,992)	(3,891)
Personnel Expenses + Profit Sharing	(1,760)	(1,947)	(1,807)	(1,735)	(1,753)
Administrative Expenses²	(2,214)	(2,367)	(2,294)	(2,257)	(2,138)
Tax Expenses	(767)	(785)	(812)	(776)	(750)
Investments in Affiliates and Subsidiaries	(0)	(2)	17	5	0
Other Operating Income/Expenses³	(806)	(829)	(945)	(616)	(718)
OPERATING PROFIT	1,741	1,679	1,595	1,485	1,513
Non Operating Income	9	28	10	112	87
NET PROFIT BEFORE TAX	1,749	1,707	1,605	1,597	1,600
Income Tax and Social Contribution	(269)	(236)	(151)	(93)	(38)
Minority Interest	(53)	(62)	(48)	(94)	(43)
NET PROFIT	1,428	1,409	1,407	1,410	1,519

1. Excludes 100% of the goodwill amortization expense, the tax hedge effect and others as mentioned on pages 31 and 32.
2. Administrative Expenses exclude 100% of the goodwill amortization expense.
3. Includes Net Income from Premiums, Pension Funds and Capitalization.

Under Brazilian income tax rules, gains (losses) resulting from the exchange rate variation on foreign currency investments are not taxable (tax deductible). This tax treatment leads to foreign exchange rate exposure in the tax line. A hedge position was set up in order to immunize the net profit from the impact of the foreign exchange variation on the income tax and tax expenses lines.

FISCAL HEDGE (R$ Million)	1Q14	4Q13	3Q13	2Q13	1Q13

Net Interest Income	486	(725)	(228)	(1,703)	288
Tax Expenses	(68)	57	9	174	(42)
Income Tax	(419)	668	218	1,529	(247)

ACCOUNTING AND MANAGERIAL RESULTS RECONCILIATION

ACCOUNTING AND MANAGERIAL RESULTS RECONCILIATION

To provide a better understanding of the results in BR GAAP, this report presents the Managerial Income Statement, which includes the adjustments made to the Accounting Income Statement. Note that these adjustments have no effect on net profit. All information, indicators and comments relating to the Income Statement in this report consider the managerial results, except where indicated otherwise.

ACCOUNTING AND MANAGERIAL RESULTS RECONCILIATION (R$ Million)	1Q14	Reclassifications				1Q14
	Accounting	Tax Effect of Hedge¹	Credit Recovery²	Amortization of goodwill³	Profit Sharing	Managerial

NET INTEREST INCOME	8,141	486	655	-	-	7,000
Allowance for Loan Losses	(3,001)	-	(655)	-	-	(2,346)
NET INTEREST INCOME AFTER LOAN LOSSES	5,140	486	-	-	-	4,654
Fee and commission income	2,633	-	-	-	-	2,633
General Expenses	(4,606)	-	-	(909)	278	(3,974)
Personnel Expenses + Profit Sharing	(1,482)	-	-	-	278	(1,760)
Administrative Expenses	(3,124)	-	-	(909)	-	(2,214)
Tax Expenses	(834)	(68)	-	-	-	(767)
Investments in Affiliates and Subsidiaries	(0)	-	-	-	-	(0)
Other Operating Income/Expenses	(806)	-	-	-	-	(806)
OPERATING INCOME	1,528	419	-	(909)	278	1,741
Non Operating Income	9	-	-	-	-	9
NET PROFIT BEFORE TAX	1,537	419	-	(909)	278	1,749
Income Tax	(687)	(419)	-	-	-	(269)
Profit Sharing	(278)	-	-	-	(278)	-
Minority Interest	(53)	-	-	-	-	(53)
NET PROFIT	518	-	-	(909)	-	1,428

ACCOUNTING AND MANAGERIAL RESULTS RECONCILIATION (R$ Million)	1Q13	Reclassifications				1Q13
	Accounting	Tax Effect of Hedge¹	Credit Recovery²	Amortization of goodwill³	Profit Sharing	Managerial

NET INTEREST INCOME	8,291	288	345	-	-	7,658
Allowance for Loan Losses	(3,716)	-	(345)	-	-	(3,371)
NET INTEREST INCOME AFTER LOAN LOSSES	4,575	288	-	-	-	4,287
Fee and commission income	2,586	-	-	-	-	2,586
General Expenses	(4,555)	-	-	(909)	245	(3,891)
Personnel Expenses + Profit Sharing	(1,507)	-	-	-	245	(1,753)
Administrative Expenses	(3,048)	-	-	(909)	-	(2,138)
Tax Expenses	(792)	(42)	-	-	-	(750)
Investments in Affiliates and Subsidiaries	0	-	-	-	-	0
Other Operating Income/Expenses	(718)	-	-	-	-	(718)
OPERATING INCOME	1,096	247	-	(909)	245	1,513
Non Operating Income	87	-	-	-	-	87
NET PROFIT BEFORE TAX	1,183	247	-	(909)	245	1,600
Income Tax	(285)	(247)	-	-	-	(38)
Profit Sharing	(245)	-	-	-	(245)	-
Minority Interest	(43)	-	-	-	-	(43)
NET PROFIT	609	-	-	(909)	-	1,519

ACCOUNTING AND MANAGERIAL RESULTS RECONCILIATION

ACCOUNTING AND MANAGERIAL RESULTS RECONCILIATION (R$ Million)	4Q13	Reclassifications				Non recurring events	4Q13
	Accounting	Tax Effect of Hedge¹	Credit Recovery²	Amortization of goodwill³	Profit Sharing		Managerial

NET INTEREST INCOME	7,146	(725)	878	-	-	(218)	7,211
Allowance for Loan Losses	(3,419)	-	(878)	-	-	(92)	(2,449)
NET INTEREST INCOME AFTER LOAN LOSSES	3,727	(725)	-	-	-	(310)	4,762
Fee and commission income	2,847	-	-	-	-	-	2,847
General Expenses	(5,073)	-	-	(909)	257	(108)	(4,313)
Personnel Expenses + Profit Sharing	(1,689)	-	-	-	257	-	(1,947)
Administrative Expenses	(3,384)	-	-	(909)	-	(108)	(2,367)
Tax Expenses	(791)	57	-	-	-	(63)	(785)
Investments in Affiliates and Subsidiaries	(2)	-	-	-	-	-	(2)
Other Operating Income/Expenses	(1,368)	-	-	-	-	(539)	(829)
OPERATING INCOME	(661)	(668)	-	(909)	257	(1,020)	1,679
Non Operating Income	1,048	-	-	-	-	1,020	28
NET PROFIT BEFORE TAX	387	(668)	-	(909)	257	-	1,707
Income Tax	432	668	-	-	-	-	(236)
Profit Sharing	(257)	-	-	-	(257)	-	-
Minority Interest	(62)	-	-	-	-	-	(62)
NET PROFIT	500	(0)	-	(909)	-	-	1,409

1. Fiscal Hedge: Under Brazilian income tax rules, gains (losses) resulting from the exchange rate variation on the foreign currency investments are not taxable (tax deductible). This tax treatment leads to foreign exchange rate exposure in the tax line. A hedge position was set up in order to immunize the net profit from the impact of the foreign exchange variation on the income tax and tax expenses lines.

2. Credit Recovery: Reclassified from lending operations to allowance for loan losses.

3. Amortization of goodwill: Reversal of goodwill amortization expenses.

4. Non Recurrent Events: See more details on the 4Q13 Earnings Release.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: April 29, 2014

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Carlos Alberto Lopéz Galán
Carlos Alberto Lopéz Galán Vice - President Executive Officer